Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

March 10, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 - Change in Senior Managerial Personnel

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), we hereby inform that, based on the recommendation of the Nomination,  Governance and Compensation Committee, the Board of Directors of the Company has today, approved elevation of Mr. M S Madhu Sundar, currently serving as Head Global Manufacturing FTO Oral Solid Dosages (OSD) & Operational Excellence (OE), by appointing him as Global Head of Quality and PV and Senior Management Personnel of the Company and has also inducted him as a Member of Management Council, effective from April 1, 2026.

The details required under Regulation 30 of the SEBI Listing Regulations, read with SEBI Circular No. HO/49/14/14(7)2025-CFD-POD2/I/3762/2026 dated January 30, 2026, is given in Annexure A.

In addition to the above, changes in role/designation of certain Senior Management Personnel of the Company are enclosed as Annexure B.

This is for your information and records.

Thanking you,

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

Encl: as above

Annexure - A

Details under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with HO/49/14/14(7)2025-CFD-POD2/I/3762/2026 dated January 30, 2026

Sl. No.	Particulars	Details
1	Reason for change viz. appointment, ~~re-appointment, resignation, removal, death or otherwise;~~

Mr. M S Madhu Sundar is being elevated as Global Head of Quality and PV, Senior Management Personnel and Member of Management Council of the Company with effect from April 01, 2026

Terms of appointment: Full-time employment

2	Date of appointment/~~re-appointment/cessation (as applicable)~~ & term of appointment/~~re-appointment~~
3	Brief profile (in case of appointment)

M S Madhu Sundar serves as the Head of Formulation Manufacturing of 7 OSD units of the Global Manufacturing Organization of the company. He also has the additional role of leading the Operations Excellence program of the Global Manufacturing Organization. Madhu Sundar is a post graduate in Chemistry and possesses a M. Tech degree in advanced analytical chemistry from IIT Delhi. He possesses significant  experience in API and dosage form manufacturing and has handled assignments in manufacturing, quality management, regulatory affairs and supply chain in his 28 years of industrial experience. He joined the company in October 2017 as a site head and has since assumed positions of increasing responsibilities within the company. He has been in his current role since Dec 2023.

4	Disclosure of relationships between directors (in case of appointment of a director)	Not applicable

Annexure – B: Details  of Change in role/designation of the following Senior Management Personnel of the Company, effective from April 1, 2026

Name of the Senior Management Personnel	Revised Role/Designation
Mr. M V Ramana	CEO Global Generics
Mr. Sanjay Sharma	Chief Operating Officer
Mr. Krishna Venkatesh	Global Head of IPDO, Integrated Product Development
Mr. Patrick Aghanian	Head - Consumer Health Organization